UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2023

DMY TECHNOLOGY GROUP, INC. VI

(Exact name of registrant as specified in its charter)

Delaware	001-40864	86-3312690
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
(Address of principal executive offices, including Zip Code)

(702) 781-4313

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant	DMYS.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	DMYS	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	DMYS WS	The New York Stock Exchange

Item 7.01 Regulation FD Disclosure

Attached as Exhibit 99.1 and incorporated herein by reference to this filing is an article by the Austin Business Journal published on January 31, 2023 that includes information related to dMY VI Technology Group, Inc. VI’s (the “Company”) business combination with Rain Enhancement Technologies, Inc. (“Rainwater Tech”), pursuant to which dMY VI will acquire Rainwater Tech and Rainwater Tech will become a wholly owned subsidiary of dMY VI (the “Business Combination”), and the Company’s tender offer.

Attached as Exhibit 99.2 and incorporated herein by reference to this filing is the transcript of a podcast featuring the Chief Executive Officer of Rainwater Tech, Mike Nefkens, that was released by the Austin Business Journal on January 31, 2023.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of dMY VI under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information and Where to Find It

dMY VI intends to hold presentations for certain of its stockholders, as well as other investors who may be interested in purchasing dMY VI’s securities in connection with dMY VI’s proposed Business Combination with Rainwater Tech. The tender offer for the outstanding shares of common stock of dMY VI, as described in the Tender Offer Statement originally filed with the U.S. Securities and Exchange Commission (“SEC”) on December 30, 2022, commenced on January 26, 2023. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of dMY VI or any other securities of dMY VI pursuant to the tender offer or otherwise. Any tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related documents which were filed with the SEC by dMY VI on January 26, 2023. Stockholders of dMY VI and other interested persons are advised to read these documents, any amendments to these documents and any other documents related to the tender offer that are filed with the SEC (collectively, the “Tender Offer Documents”) carefully and in their entirety prior to making any decision with respect to the tender offer because they will contain important information about the Business Combination, Rainwater Tech and the terms and conditions of the tender offer. Such persons can also read dMY VI’s annual report on Form 10-K for the fiscal year ended December 31, 2021 for a description of the security holdings of dMY VI’s officers and directors prior to the consummation of the transactions described herein and in the Tender Offer Documents. Security holders will also be able to obtain a copy of such documents, without charge, by directing a request to: dMY Technology Group, Inc. VI, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144. The Tender Offer Documents and dMY VI’s annual report on Form 10-K can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Non-Solicitation

This report and the exhibits hereto are not a tender offer statement and shall not constitute an offer to purchase or a solicitation of an offer to sell the securities of dMY VI or Rainwater Tech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Exhibits

Exhibits.

Exhibit Number	Exhibit

99.1	Austin Business Journal Article, dated January 31, 2023.

99.2	Austin Business Journal Podcast Transcript, dated January 31, 2023.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DMY TECHNOLOGY GROUP, INC. VI

	By:	/s/ Niccolo de Masi
Name: Niccolo de Masi
Date: February 1, 2023		Title: Chief Executive Officer

Exhibit 99.1

Technology

How seasoned exec Mike Nefkens, CEO behind new climate tech startup, vets fresh ideas

Rainwater Tech wants to enhance rainfall in places that need it most

Mike Nefkens, right, at the NYSE in October 2018 when his previous company, Resideo, spun off from Honeywell. He’s now CEO of Rainwater Tech.

COURTNEY CROW, COURTESY OF RESIDEO TECHNOLOGIES

By Paul Thompson – Assistant Managing Editor, Austin Business Journal Jan 31, 2023 Updated Jan 31, 2023, 1:34pm CST

Mike Nefkens has made a career out of figuring out when an idea doesn’t work. And when he isn’t sure, he’s got a proverbial rolodex full of connections ready to set him on the right path.

The experienced executive has held leadership roles at Hewlett Packard Enterprise and served for nearly two years as CEO of Resideo, which in 2018 spun out of Honeywell, the building technology, aerospace and materials conglomerate.

For his new company, rain enhancement company Rainwater Tech, Nefkens is attempting to scale rain enhancement technology by bringing the high-flying science down to the ground. He knew early that he was on to something meaningful.

Nefkens said he began his new venture by spending six months talking to people about the idea — figuring out if the new market would provide value to companies and ensuring that the strategy was sound.

“One of the things I’ve learned over my career is that it’s all about asking questions,” he said. “Get the information, go deep. I’ve spent time with probably over 300 people just going through the proposition and everything else ... that’s how you take an idea to market, you’ve just got to spend time with people that know and will give you the proper feedback.”

It helps to have trusted friends and advisors to vet ideas.

“Just chatting with those CEOs and chief sustainability officers and others, when I put the concept in front of them, they said, ‘Look, we would invest in this, we would be all over this, the time is right in our country to go do this,’” Nefkens said.

The Rainwater Tech CEO said he also has people in his orbit who will shoot him straight when an idea falls short of the mark.

“I think you’ve got to have nine bad ideas for every good one, right? So, you know, a 10% hit rate,” he said. “And sure, I’ve had several other things I put in front of people, they’re like, ‘You’re crazy.’ And the more I looked through it, you know, the more I realized there’s not a business opportunity there. That did not happen here. This was the one that, the more people I talked to, the more excited I got.”

Rain enhancement technology has been in practice for 30 to 40 years, Nefkens said. It has been used for fog dispersion at airfields and aviation cloud seeding, which involves stimulating cloud nuclei to enhance rainfall.

“They literally fly through the clouds and they spray silver iodide,” Nefkens said.

As a pilot, Nefkens was “very excited about the aviation piece of it.” But he had to acknowledge that the practice wouldn’t translate to a successful business model.

“It doesn’t scale,” he conceded. “You’ve got to have airplanes all over the place when the weather comes in.”

So Nefkens and his team conducted a “pretty exhaustive search” and found a ground-based ionization model that has been around for about 10 years. A trial in Oman found that the technology could enhance rainfall anywhere from 5% to 18%.

“It works; the science is there. It’s just never been commercialized in our country,” Nefkens said.

On advice to fellow executives who want to run a public company: I always tell everybody, being a public company CEO is not everything people think it is, right? These are really, really tough jobs with risks and a lot of pressure. But what I would tell people that aspire for this is ... unanswered questions and risks do not get better with time. You have got to continue to ask the hard questions and get the blunt answers, whether they’re the ones you want or not. And I see that a lot of more junior executives, they don’t know really how to manage risk, and to get on top of risk and understand it and neutralize it. They focus so much on the good things and they let the bad things creep up on them and get them.

I’m actually an executive coach, and I spend a lot of time coaching CEOs. And this is one of the things I really help them with. How are you managing your risks? Who is your inner circle? Who is your circle of influence? Who is giving you hard feedback, right? That’s really important for a CEO. It’s a very lonely job.

On how Rainwater Tech’s strategy is different than simply “making it rain”: I wish we had technology to take blue skies and create rain out of nothing. That is not here yet. I don’t think that’ll ever happen technology-wise. This is all about — when the conditions are right, you know — meaning dew point, temperature, atmospheric conditions, humidity, wind patterns ... we’re able to enhance rainfall and create more in the areas that need it most. And that’s the real key here, right? It’s getting water to the areas that need it most. And that’s what our technology allows us to do.

On target industries for the company: We are focusing obviously on large landowners, and agriculture is really number one. If you take a look at the real need for water, it really is all based on ag and cattle ... We’re also looking at things like golf courses and ski resorts. As you know, golf courses use a ton of water, and they cause a lot of friction in a lot of communities for all the water they use. Ski resorts, obviously getting more snow is important to them. From an economic perspective, they’ve been using aviation-based cloud seeding, so this is something that will simplify that approach for them.

The other one is obviously going direct to cities and municipalities, who really care about the aquifers and water levels and even lake levels. I don’t know if you’ve been out to Lake Travis in the last year. It’s scary compared to what it was many, many years ago. Big projects like the Great Salt Lake, southern Arizona, those are areas that right now are in real eco trouble. There’s also a big insurance play.

On how this tech can meet water shortages in Central Texas and elsewhere: I lived in Latin America for 10 years and used to drink bottled water there all the time, and never thought we would see that in our country. And we have spots in our country where people are drinking bottled water; you look at Flint, Michigan, and you look at some of the areas in Mississippi. We do not want that happening in Texas, right? Any technology that can help bring additional water is value-add, especially in the areas that need it most. So this is about being able to release some of that water in the areas that need it most, and Texas needs that ... anything between 5% and 20% is going to help. It will lower water costs, it will ensure that we’re not ever moving to bottled water and it will make a difference.

Exhibit 99.2

Rainwater Tech

Texas Business Minds Interview

January 31, 2023, 3:00 p.m.

CORPORATE PARTICIPANTS

Paul Thompson - Assistant Managing Editor, ABJ

Mike Nefkens - Rainwater Tech, CEO

Rainwater Tech

January 31, 2023, 3:00 p.m.

PRESENTATION

Moderator

Texas Business Minds, a presentation of the Texas Business Journals, brought to you by Texas Mutual Insurance Company, a workers’ comp provider committed to helping companies build a stronger, safer Texas. In this episode, Austin Business Journal Assistant Managing Editor Paul Thompson connects with Mike Nefkens, CEO of Rainwater Tech, who shares his vision to make it rain.

Paul Thompson

First off, one of the reasons I wanted to talk to you, Mike, is because I read Brent’s story about Rainwater Tech and I just found it quite fascinating. You know, it’s obviously science, but it almost reads like science fiction for the lay individual. So I was hoping maybe you could come on here and talk to our audience a little bit about how this actually works and how close it is to, you know, being implemented in a major public way.

Mike Nefkens

Yeah, great. No, happy to do that. Yeah, there’s a little bit of a back story here, obviously. So there has been — kind of rain enhancement technologies have been out and about for probably about 30, 40 years, right? So they have used similar technologies for fog dispersion at airfields, and the big one that’s used in the U.S. is aviation cloud seeding. So it’s basically the technology is basically very similar. It’s stimulating the cloud nuclei and, you know, having it enhance rain.

From an aviation basis, they literally have airplanes fly through the clouds and they spray what’s called silver iodide into the clouds, and the science happens there. So what we saw, which was interesting with Rainwater Tech, the aviation-based cloud seeding doesn’t really scale. And I’m a pilot, so I was very excited about the aviation piece of it. It doesn’t scale. You’ve got to have airplanes all over the place when the weather comes in. And so we went on a pretty exhaustive search looking at the science and tech that would allow us to do this at a bigger scale. And we did find a technology that’s actually been in use probably for about 10 years. They’ve done some pretty major tests in the Middle East and in Australia, and it’s called ground-based ionization.

So it’s basically the same technology principles as aviation-based that’s been used in our country for quite a while, but it is ground-based. And what it does is it basically is an old — from your physics class that I remember — people remember the Van de Graaff generator. It produces ions. That’s negatively charged particles that naturally flowed up with the updrafts into the weather and attached to the cloud nuclei, basically provide them a charge and reduces water. So it’s a fairly simple technology. It’s been around while, statistically proven. The big trial that I just talked about was done in Oman, and we saw that it enhanced anywhere — depending on the year — between 5% and 18% rainfall, which is quite significant when you look at cubic feet of water or acre-feet of water, is what we look at in this country.

So that’s how we came across the technology. It works, the science is there. It’s just never been commercialized in our country, so that’s why we’re so excited to bring it to the U.S. and to make a major impact.

Paul Thompson

In laymen terms, stop me if I’m oversimplifying, but essentially what you’re doing is making it rain, right?

Mike Nefkens

Yeah, we’re enhancing rain, right?

Rainwater Tech

January 31, 2023, 3:00 p.m.

Paul Thompson

Yeah.

Mike Nefkens

So this is a — this is a very important point. I wish we had technology that could make blue skies and create rain out of nothing, right?

Paul Thompson

Just snap your fingers?

Mike Nefkens

So, no, that is not here yet. I don’t think that will ever happen technology-wise. But this is all about when the conditions are right, meaning dewpoint, temperature, atmospheric conditions, humidity, wind patterns, we are able to enhance rainfall and create more in the areas that need it most. And that’s the real key here, right? It’s getting water to the areas that need it most, and that’s what our technology allows us to do.

Paul Thompson

Yeah, and it’s fascinating. We had an event just a month or two back where we talked about water needs in Central Texas and some of the areas that really need it. Obviously, having big semiconductor manufacturers and other huge manufacturers in the area drawing big business here is going to continue to require a lot of water. You said 5% to 18%. Is that about the top line, that 18%? And is that enough to communities meet water needs for —

Mike Nefkens

Yeah. No, and it’s a great question. I mean, look, I lived in Latin America for 10 years and used to drink bottled water there all the time, and never thought we would see that in our country, right? And we have spots in our country where people are drinking bottled water. You know, if you look at Flint, Michigan, you look at some of the areas in Mississippi. And we do not want that happening in Texas, right? So really any technology that can help bring additional water is value-add and especially in the areas that need it most. I mean, what we are seeing in our country is the areas that don’t need rain are getting it, and the areas that need it most are not.

So this is about being able to release some of that water in the areas that need it most, and Texas needs that, right? If you take a look at the aquifers in Texas, the Edwards Aquifer and the Trinity, they are both down at all-time lows. And I’m a Texan, I grew up in Texas, and it concerns me. And I never went to see our state or our city here in Austin have to go to bottled water. So anything between 5% and 20% is going to help. It will lower water costs. It will ensure that we are not ever moving to bottled water, and it will make a difference.

Paul Thompson

And big picture, I mean, even — is there an opportunity, or do you think the technology can be enhanced over the course of a matter of decades?

Mike Nefkens

We continue — I mean, one of our big things — the good news with this technology is it works now, right? So this is not a big R&D play. It’s not that we’re going to be in a lab for five years trying to figure out how to deploy this. This is deployable in 2023, so we’re excited about it. We’re going to constantly look at an enhancement. We’ve got some really good patents that are focused on the

Rainwater Tech

January 31, 2023, 3:00 p.m.

top of the antenna, the array that focuses on kind of the plasma piece, the delivery mechanism. But, you know, sure, we want to go beyond this. There have been a lot of discussions around, can we put this on drones and get it into the air that way and be more — more direct than the ground-based system? But we will continue to look at enhancements, and obviously any new technologies that come, we will add to our solution.

Paul Thompson

Just based on the signals you were sending right there, it sounds like — you said it’s deployable right away. It’s not an R&D play. It’s something that is implementable right now. It sounds like, you know, once you go public through this SPAC that things will really kick off quick. Have you set like target areas? Is this going to be deployed in Texas (INAUDIBLE)?

Mike Nefkens

It will be. So, yeah, we have — you know, we just posted our investor presentation, I believe, a couple days ago and we’ve listed the target industries we’re focused on. So I can walk you through those, and it will be deployed in Texas. We are focusing, obviously, on large land owners, and agriculture is really number one. When you take a look at the real need for water, it really is all based on ag and cattle and all the different parts of that. So that’s going to be a big target area for us.

Although we’re also looking at, you know, things like golf courses and ski resorts. As you know, golf courses use a ton of water and they cause a lot of friction in a lot of communities for all the water they use. So being able to enhance that would be great. Ski resorts, obviously, getting more snow is important to them from an economic perspective. They’ve been using aviation-based cloud seeding, so this is something that will simplify that approach for them. So that’s one big area.

The other one is, obviously, going direct to cities and municipalities, right, who really care about the aquifers and water levels, and even lake levels. I mean, you know, look here, I don’t know if you’ve been out to Lake Travis in the last year. It’s scary compared to what it was many, many years ago. So we want to focus on those areas. Obviously, big projects like the great Salt Lake, Southern Arizona, those are areas that right now are in real eco-trouble, and they’re focused on how can they bring additional water to those areas. So those are the areas we’ll be focusing on.

There’s also a big insurance play, right? Insurance companies, I mean, you remember the Bastrop buyers. You know, it was like 10 years or so ago. That was a huge eco-disaster in our state. So being able to put more moisture into the soil will reduce insurance premiums, and that’s a benefit to — you know, all the way from the fire departments to the community to policyholders that are paying high insurance premiums. So we’ll be targeting them as well. And then the other is, you know, looking at power as well is a big one. The dams obviously need water. Nuclear needs water, cooling water. So absolutely. What’s beautiful about this tech is it really goes across many industries.

Paul Thompson

Yeah, really interesting. And you may have triggered a couple of folks with the mention of Lake Travis. I’m sure there’s a few boat owners and owners around that area that would cough up a few bucks.

Mike Nefkens

I’m telling you, I was out on Lake Travis the July 4th weekend, and I’ve been out many times on July 4th. And this was the first year where we actually said, I’m not sure we’re going to do it again. The level was so low, it was just scary when we were out there. But that’s definitely the kind of areas that we want to go impact.

Rainwater Tech

January 31, 2023, 3:00 p.m.

Paul Thompson

Now, you’ve obviously been around business for a long time. We mentioned in our previous story about, you know, you worked at Resideo, Honeywell, a couple of other big Fortune 500 type companies. So I wonder, how did you know that the idea for Rainwater Tech was something that you just had to pursue? Is there some aha moment with that?

Mike Nefkens

You know, there were some aha moments. So yeah, I spent 20 years at Hewlett-Packard where I let their services business. So a big business, over 100,000 people on my team, over $20 billion of P&L. So we sold services there, and Rainwater Tech is a services play. So this is not about just selling the hardware. We will sell this as a service to landowners, municipalities. So think of it, we’ll install it, do all the prep work at the beginning. A lot of meteorological information is needed, which we have, around went to turn the system on and when not, and then providing monthly reporting showing the advances.

So my 20 years at Hewlett-Packard, you know, really helped me understand how to deploy a service and do that efficiently. The same thing at Honeywell. We spun a business off at Honeywell that had been there for a long time that’s called Resideo now. And again, a great experience, just taking a company public, building a new culture, really injecting kind of technology into the thinking. And those are the same kind of things we’re going to do at Rainwater. So rainwater is all about creating that service and creating a culture, a new team.

But the big aha moment for me really was being a pilot. You know, I spent a lot of time flying across the U.S., and my kids live out West. You know, when you’re flying over the West and you’re just looking out and you just see the drought, it just really, really bothered me. And that’s where I said, I want to go dedicate for the rest of my career to the climate side. I initially wanted to go do it with an aviation focus and like I said, I looked at the aviation-based cloud seeding and just saw that that really was not the most optimal technology. So that was the aha moment for me.

The other is, look, I’ve got a lot of amazing contacts still in multiple industries, and just chatting with those CEOs and chief sustainability officers and others, when I put the concept in front of them they said, look, we would invest in this. We would be all over this. The time is right in our country to go do this. My frustration is we see a lot of press about the problem, right? Drought, drought, drought, water, water, water. But we see very little on the solution side. And so for me, the aha moment was, hey, I have an opportunity to bring a great solution. This is about improving people’s lives. It’s a public benefit, in essence, and that’s what got me so excited about this and that’s why I’m dedicating the rest of my career to water and to climate tech.

Paul Thompson

Yeah, interesting you saying that you were a pilot. It seems like the initial impulse was like, I’m going to get in the plane. I’m going to fly this thing myself. We’re going to make this happen. And then you had to step back from that and say, okay, well, it’s not correct to do it that way.

Mike Nefkens

You got it, yeah. Yeah, having a fleet of 100 aircraft and trying to deploy those across the country when weather is around, just not a scalable business. So that’s why —

Rainwater Tech

January 31, 2023, 3:00 p.m.

Paul Thompson

Probably climate issues there, too, with —

(CROSSTALK)

Mike Nefkens

You got it. That’s the other item is right, right? You’re polluting while you’re flying up there with all the aircraft. So yeah, so that’s why when we found this technology and dMY, our partners, they invest in frontier technology companies. They’ve done an investment in quantum computing. They’ve got another one in in a satellite imagery company. So when I approached them, we just both really rallied around, you know, the need and the fact that we found a technology that’s going to make a difference.

Moderator

Mike Nefkens joining us. In our next segment, he explains how ideas become a reality. When Texas Business Minds continues.

Paul Thompson

The other thing I wanted to ask you which you kind of just touched on there is, where do you get these ideas and how do you vet them? But it sounds like how you vet them is by reaching out to folks in business that you’ve met over your career. You said chief sustainability officers, et cetera. Do those kind of folks still reach out to you, too?

Mike Nefkens

That’s exactly right. Look, the key that I’ve learned over my career is ideas are good ones, but you’ve got to make sure that you are able to really test the heck out of them. So, you know, my vetting process, I spent a good six months just talking to people about the idea and would they buy it, what is the value to them, right? And those are the things that were important, because we are trailblazing a new market here. This is not like we’re entering a market that’s established. This is new.

So I wanted to make sure that, number one, the most important thing for me was making sure the technology worked and that we had exclusivity and the rights to be able to really run this tech. Number two was making sure there is a buyer and a need for it. So yeah, I spent a lot of time asking questions. And one of the things that I’ve learned over my career, it’s all about asking questions; and get the information, go deep. And I spent time with probably over 300 people just going through the proposition and everything else.

So that is exactly right, you know. That’s how you take an idea to market, is you’ve just got to spend time with people that know and will give you the proper feedback to be able to turn that into a business.

Paul Thompson

Yeah, and it sounds obviously like you’re onto something. But do you think you have people in your orbit that would say — if it was bad idea — that would say —

Mike Nefkens

Oh, trust me. I’ve had several ideas over my career here where people in my orbit have been very clear about their point of view on it. So — but look, I mean, I think you’ve got to have nine bad ideas for every good one, right? So you’ve got a 10% hit rate. And sure, I mean, I’ve had several other things I’ve put in front of people and they were like, you’re crazy. And the more I looked through it, you know, the more I realized there’s not a business opportunity there.

Rainwater Tech

January 31, 2023, 3:00 p.m.

That did not happen here. This was the one that the more people I talked to, the more excited I got. And that’s what you’re looking for when you’re looking to trail base into a new market with a frontier technology. So, you know, our hit rate on just feedback from scientists to meteorologists to potential customers to even foundations, right, that are focused on climate and focused on water that were like, hey, we would love to support this activity. And if you take this business public and get it going, we’re in. So that’s what we were looking for.

Paul Thompson

Yeah, interesting. So not every showered thought is going to transfer into something that could become a public company, right? And you’ve got to be willing to take the good feedback with the bad feedback and —

Mike Nefkens

Exactly, exactly. And that feedback has helped me really kind of fine-tune our value proposition and our approach, right? So the approach has changed quite a bit over a year period, and that’s due to all the great feedback we got.

Paul Thompson

I mentioned the public companies you worked at before, some of the work you’ve done in business. It’s pretty rare to be a multi-time public company CEO, and that’s essentially where — you know, what you’re getting to here. What advice do you have for executive types who are not there yet but are hoping one day to become CEO of a public company?

Mike Nefkens

First off, I always tell everybody being a public company CEO is not everything people think it is, right? These are really, really tough jobs with risks and a lot of pressure. What I would tell people that aspire for this is it gets back to what we talked about earlier around, you know, to me, unanswered questions and risks do not get better with time. You have got to continue to ask the hard questions and get the blunt answers, whether they are the ones you want or not.

I see that a lot of more junior executives, they don’t know really how to manage risk and to get on top of risk and understand it and neutralize it. So they focus so much on the good things and they let the bad things creep up on them and get them, right? So what I would tell — and I coach — I’m actually an executive coach, and I spend a lot of time coaching CEOs. And this is one of the things I really help them with which is, you know, how are you managing your risks and who is your inner circle, who is your circle of influence? Who is giving you hard feedback, right?

And so — and that’s really important for a CEO. It’s a very lonely job, but you need to find a way to get one version of the truth or really good feedback from people. If you’re the CEO that is a yes-man and everyone just tells you yes all the time because they are afraid to challenge you, you will fail. So my advice is, always to aspiring CEOs, have people around you that are going to push you, that are going to question you, and also people around you who you are able to ask a tough question to and really be able to find out what the risks are and be able to neutralize those before they really — they really hit you.

Paul Thompson

Don’t just shove them in a closet and let them grow into monsters, right?

Rainwater Tech

January 31, 2023, 3:00 p.m.

Mike Nefkens

That’s exactly right, and a lot of people will do that, right? Think, we’ll let the next person take care of this. That doesn’t work; it does not work. You’ve got to be brave enough to attack these issues, and that’s really the only way to be successful.

Paul Thompson

Well said. And before I forget, you mentioned the rights for the technology. Were you referring to patents?

Mike Nefkens

Yeah. So what we have is — so we’ve got the technology locked down and we’ve secured some patents in the U.S. on the delivery system, so it’s on the plasma array on top that we’ve secured as well. That’s all in the filings that we put in there. So, you know, people can go look at that. But that’s important, obviously, as you enter a new market, to make sure that you’ve got the technology locked down and, you know, we’re very excited about that. So yeah, we’ve got a really good approach there.

Paul Thompson

And I know you can’t talk specifics about the SPAC and investors and sort of things like that necessarily, but I did want to ask broadly if we can do that. Is there sort of a right way for a company to go public? And in some ways, it does seem like, you know, SPACs were really hot and fashionable a couple years back, and maybe it’s not necessarily every company is doing that now. But why was it right for Rainwater Tech?

Mike Nefkens

Yeah. So, you know, there are couple different ways that you can get capital, right? And that’s really — you’ve got to kind of pull back and look at kind of the capital approach. Number one is you can just sell the company straight out, right, so that’s a way to do it. The other is you can do a private raise. So I know there’s been, you know, in the PE world, the private equity world has been used on the private raise side. And then there are different ways you can go public, right? You can go kind of a traditional IPO, and there are a couple different kinds of IPOs. You can also go through a SPAC, which is a special purpose asset collection, right? So a SPAC is basically a company that’s already public. They’ve already received funds. And this SPAC, in essence, in our deal is going to do an acquisition — or a merger with our company and then be listed on the exchange.

We looked at the — at the various ways on what would be best for our company. We felt — all SPACs are not created equal. That’s a very important point, because the firm that we are working with, dMY Technology, has done five very successful SPACs, and they focus specifically on frontier technologies. So we felt that their experience in taking companies like this public is the best in the industry, and they’ve had the lowest redemption rates of anyone. And I’ve spoken with the other CEOs — very important — at those companies who are very happy with the support they’ve gotten from dMY.

So we felt that this way was the best for us to, number one, get the capital we need. And number two, I really felt that because this business is going to be dealing with a lot of big sustainability offices at public companies, and focused on large contracts, that being public would give us more credibility. Being public means that, you know, our financials are SEC compliant. It means we’ve got the right governance from a board perspective. I felt in this case, those were all the things we needed to really be credible when we’re speaking to countries even that are looking at this technology, or we’re speaking to large landowners and others.

Rainwater Tech

January 31, 2023, 3:00 p.m.

So I think we — in this case, we have found a very reputable SPAC company. It will — being public will give us the things that we need to be more credible when we really are going to market. So that’s why we chose the SPAC route.

Paul Thompson

Yeah, it sounds like maybe, you know, that route helps insulate you from maybe economic headwinds that a lot of tech companies and other people —

Mike Nefkens

Yeah. Well, one of the good things here is that this company, it’s not a big R&D play. We’re not investing for years in R&D. It’s more of a commercialization effort. So what I didn’t want to do on the private raise side was, you know, have to go beg for money every three or four months, right? So we wanted to be able to partner with the right company that can get us out of the gate and we can focus just on commercialization and on winning contracts. And dMY, their approach will allow us to do that.

So, you know, pros and cons to all different approaches, but on paper as we went through this and we spoke — back to what we talked about earlier — with many, many advisers on this, this was the, I felt and the team, the most effective route for us to be successful.

Paul Thompson

I wanted to ask just broadly about potential recession, economic headwinds, that kind of thing. Is that something that keeps you up at night at this point? Do you have predictions? I know you have a big Rolodex of folks and (INAUDIBLE) that you speak with.

Mike Nefkens

Yeah, there’s — that such a complex question, right?

Paul Thompson

Well, you have like 22 seconds.

Mike Nefkens

The reality is, I think everybody can agree that the economy overheated, right, kind of post-COVID, at the end of COVID? So there’s no one that will disagree with that. So — and look, the inflation numbers show that. So everybody — and if you take a look at what’s happening out there with — I think a lot of companies over hired, right? So what we’re seeing is we’re seeing more of a kind of back to normal again, if that makes sense. I’m hoping that this is a back to normal and not a medium to long-term recession.

So that’s — now the problem with that is a lot of investors, you know, after a year or two of really high returns are expecting that. So that is something that we’ll have to see. But the good news about water is, look, water in essence is recession proof. Everybody needs it, right? It’s not something that people will consume less because, you know, the economy has gone in recession.

So we’re happy about that with our business. This business should thrive, whether there is a recession or whether the economy is hot. I think it gives us access to better talent right now. We have people that are willing to take a chance and jump into a sector or business like this, so that is a benefit for us. But I do believe that what I’ve — all the information I’m getting from people, the next two years will cool down significantly. And whether that’s a back to normal or whether that is going to recession for a year or two, we’ll have to see what that is.

Rainwater Tech

January 31, 2023, 3:00 p.m.

Also, we have to remember in this country, I think a lot of it will depend on the political landscape and the election coming up in two years as well on, you know, what’s going to happen there. So there are a lot of moving pieces to this, but I definitely know that the next year or two will be tighter than the last year or two, and I think everyone is already feeling that.

Moderator

Thanks to Mike Nefkens, CEO of Rainwater Tech, for joining us. And thank you for downloading Texas Business Minds presented by the Texas Business Journals, and brought to you by Texas Mutual Insurance Company, a workers’ comp provider committed to helping companies build a stronger, safer Texas.

Rainwater Tech

January 31, 2023, 3:00 p.m.